



05005104

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

6 January 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL


SEC MAIL
PROCESSING
RECEIVED
JAN 10 2005
WASH. D.C.
179
SECTION

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 24 December 2004, the Company filed with the London Stock Exchange an announcement regarding the Sale of Cruise Ship "Seawing".

On the 30 December 2004, the Company filed with the London Stock Exchange an announcement regarding "MyTrave Issues Listing Particluars".

Very truly yours,

pp. Karen Houlihan

PROCESSED
JAN 12 2005
THOMSON FINANCIAL

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

MyTravel Group plc
Registered Office
Parkway One, Parkway Business Centre
300 Princess Road, Manchester M14 7QU
ATOL 1179 ABTA V6896 Registered in England

24 December 2004


RECEIVED

MyTravel Group plc

Sale of cruise ship "Seawing"

MyTravel Group plc today announces the sale of the cruise ship "Seawing" to Louis Public Company Ltd.

This transaction is the latest stage of MyTravel's withdrawal from cruise ship operations, announced in April 2004.

Today the sale of Seawing to Louis was completed for a net consideration of US$9,045,000 (£4,726,000). The consideration is payable in instalments totalling US$4,000,000 (£2,090,000) in the year to 31 October 2005 and US$5,045,000 (£2,636,000) in the year to 31 October 2006.

The net asset value attributable to the Seawing in the books of MyTravel was £3.9 million as at 31 October 2004. The operating loss attributable to the ship for the 13 months to 31 October 2004 was approximately £1 million.

The proceeds of the sale of the Seawing will be used to enhance MyTravel's cash balances.

MyTravel will continue to sell cruise holidays through its new retail business, The Cruise Store.

ENDS

Enquiries:

Brunswick Group LLP 020 7404 5959

Fiona Antcliffe

Sophie Fitton

William Cullum

30 December 2004

MyTravel issues Listing Particulars

MyTravel Group plc announces that it has published Listing Particulars relating to up to 5,186,261,204 A ordinary shares and up to 8,969,728,332 convertible shares to be issued in connection with the consensual restructuring and up to 39,459,354 transferable warrants to subscribe for existing ordinary shares. Application has been made for the admission of the new shares and the transferable warrants to the Official List and to trading on the London Stock Exchange's market for listed securities. It is expected that admission of the new shares and transferable warrants will become effective and that dealings in the new shares and transferable warrants will commence on 31 December 2004.

The Listing Particulars contain the following statement concerning the company's future prospects. "The results for FY 2004 show a significant improvement over FY 2003. However, there is still a lot of work to do, particularly in the UK. The Board believes that following the completion of the Consensual Restructuring there will be a good prospect of successfully implementing the business plan described in Part I of the Listing Particulars. This business plan targets current industry-standard margins in the UK in 2007. For FY 2005 the business plan shows Northern Europe and North America continuing to perform well while in the UK business revenues are reduced by planned capacity reductions but margins are improved as the changes to the business strategy begin to achieve results. The Indian Ocean earthquake will have some negative impact on the results of the Northern Europe division, but the company will take steps to minimise this. The company does not expect the earthquake to have a material effect on its achievement of its business plan."

Copies of the Listing Particulars will be available for inspection at the Document Viewing Facility of the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS and may be collected free of charge during normal business hours on any weekday (Saturdays, Sundays and public

holidays excepted) up to and including 15 January 2005 from the company's registered office, Parkway One, Parkway Business Centre, 300 Princess Road, Manchester M14 7QU and from Citibank N.A. (as paying agent of the company's convertible bonds), 5 Carmelite Street, London EC4Y OPA.

Ends

Enquiries:

Brunswick Group LLP 020 7404 5959
Sophie Fitton
William Cullum



MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

5 January 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 10 December 2004, the Company filed with the London Stock Exchange an announcement regarding the Bondholders Meeting.

On the 13 December 2004, the Company filed with the London Stock Exchange an announcement regarding the shareholders and creditors approval of the Scheme of Arrangement.

On the 20 December 2004, the Company filed with the London Stock Exchange an announcement regarding "Court sanctions MyTravel Scheme of Arrangement".

On the 24 December 2004, the Company filed with the London Stock Exchange an announcement regarding "MyTravel shareholders approve restructuring".

On the 29 December 2004, the Company filed with the London Stock Exchange an announcement regarding "MyTravel Bondholders vote in favour of restructuring".

On the 29 December 2004, the Company filed with the London Stock Exchange an announcement regarding the Indian Ocean Earthquake.

On the 29 December 2004, the Company filed with the London Stock Exchange an announcement regarding the MyTravel audited results for the 13 months to 31 October 2004.

Very truly yours,



Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-050106

RNS Number:2644G
MyTravel Group plc
10 December 2004

10 December 2004

MyTravel Group plc
Bondholders meeting

MyTravel Group plc announces that the bondholders meeting held today, to consider a resolution approving the terms for conversion of the bonds into MyTravel equity as part of the company's consensual restructuring proposal, lacked the necessary quorum and has therefore been adjourned to 29 December . A notice of adjournment and reconvening of the meeting is being posted to bondholders today. MyTravel will implement the restructuring pursuant to the scheme of arrangement if the scheme is sanctioned by the court at the hearing scheduled for 20 December. The company will then withdraw the resolution to approve the consensual restructuring proposal.

Ends

Enquiries:

Brunswick Group LLP 020 7404 5959
Fiona Antcliffe
William Cullum

END

RNS Number:3338G
MyTravel Group plc
13 December 2004

13 December 2004

MyTravel Group plc

MyTravel shareholders and creditors approve scheme of arrangement

MyTravel Group plc notes the decision by the Court of Appeal. The Court of Appeal did not give leave for the appeal by the bondholders on the substantive issues raised by them, including whether the bondholders have an economic interest in the company. Leave was given and the appeal allowed for the limited purposes of making it clear that the orders convening the meetings of shareholders and general creditors to approve the scheme would not preclude the bondholders challenging the company's proposals at the previously scheduled sanction hearing on 20 December before Mr Justice Mann. This means that the timetable for the scheme of arrangement remains unchanged.

The company announces that at today's meetings of shareholders and general creditors the resolutions to approve the proposal in relation to a scheme of arrangement under section 425 of the Companies Act were passed by the requisite majorities.

In the shareholders meeting, the numbers of votes cast were 138,552,187 in favour and 3,031,619 against. 97.8% of the votes cast were in favour. In the general creditors meeting, general creditors with claims valued at £36,728,373 voted in favour and general creditors with claims valued at £743 voted against. 99.9% of the claims of general creditors were voted in favour.

MyTravel Group Chairman Michael Beckett said: "With approval by the shareholders and general creditors of the necessary resolutions at this morning's meetings, and with the support of our lending banks and facility providers, it only remains for the scheme to be sanctioned by the court at the hearing scheduled for 20 December. This will enable us to complete the restructuring by the end of the year."

The company also announces that its preliminary results for the 13 months ending 31 October 2004 will be announced on 15 December.

Ends

Enquiries:
Brunswick Group LLP 020 7404 5959
Fiona Antcliffe
William Cullum

END

RNS Number:6286G
MyTravel Group plc
20 December 2004

20 December 2004

MyTravel Group plc

Court sanctions MyTravel scheme of arrangement

MyTravel Group plc announces that the High Court has today sanctioned the scheme of arrangement. As announced earlier today, MyTravel will not make the scheme effective if the consensual proposal agreed in principle with the Ad Hoc Committee of bondholders is approved at the meeting of bondholders to be held on 29 December 2004.

Ends

Enquiries:

Brunswick Group LLP 020 7404 5959
Fiona Antcliffe
William Cullum

END

RNS Number:8377G
MyTravel Group plc
24 December 2004

24 December 2004

MyTravel Group plc

MyTravel shareholders approve restructuring

MyTravel Group plc announces that at today's extraordinary general meeting of shareholders, the resolutions set out in the circular dated 1 December 2004 were put to the meeting and, in each case, were duly passed.

As previously announced, with effect from the conclusion of the meeting, Paul Walker stepped down as a non-executive director, and Sam Weihagen, Chief Executive, MyTravel Northern Europe, joined the Board.

Ends

Enquiries:

Brunswick Group LLP 020 7404 5959

Fiona Antcliffe

Sophie Fitton

William Cullum

END

RNS Number:8693G
MyTravel Group plc
29 December 2004

29 December 2004

MyTravel Group plc

MyTravel bondholders vote in favour of restructuring

MyTravel Group plc announces that at the meeting of bondholders held today the resolution to approve the restructuring proposal was duly passed.

Ends

Enquiries:

Brunswick Group LLP 020 7404 5959
Sophie Fitton
William Cullum

END

RNS Number:8832G
MyTravel Group plc
29 December 2004

29 December 2004

MyTravel Group plc
Indian Ocean earthquake

MyTravel Group plc today announces that it had a total of approximately 5,400 customers in the areas affected by the Indian Ocean earthquake on 26 December 2004. The Northern Europe division had approximately 4,500 customers, mainly in Thailand and Sri Lanka, and the UK division had approximately 900 customers, mainly in the Maldives. We have accounted for all our UK customers, but there are still some customers from Northern Europe unaccounted for, the majority of whom were in Phuket.

The company is deeply saddened by the scale of the disaster caused by the earthquake. Information is still incomplete but we have confirmed reports of seven fatalities among our customers in this tragedy. We extend our sincere condolences to the bereaved families.

Our priority is to do all we can for the safety of our customers in the affected areas and make arrangements for them to return home as soon as possible. Northern Europe customers are being evacuated by a series of specially arranged rescue flights. The majority of UK customers have already returned home and arrangements have been made for most of the remaining UK customers to return home today, 29 December 2004. Customers due to travel to the affected areas in the near future are being offered refunds or alternative arrangements as appropriate.

The earthquake will have some negative impact on the results of the Northern Europe division, but the company will take steps to minimise this. The company does not expect the earthquake to have a material effect on its achievement of its business plan.

Ends

Enquiries:
Brunswick Group LLP 020 7404 5959
William Cullum
Sophie Fitton

END

RNS Number:8867G
MyTravel Group plc
29 December 2004

29 December 2004

MyTravel audited results for the 13 months to 31 October 2004

MyTravel Group plc announces that its results for the 13 months to 31 October 2004 have now been audited and will be included in the Listing Particulars to be issued shortly for the admission of new shares in connection with the company's restructuring. The results are as stated in the preliminary announcement of 15 December. The auditors' report is unqualified. The company expects to publish its annual report and accounts in early February.

Ends

Enquiries:

Brunswick Group LLP 020 7404 5959
William Cullum
Sophie Fitton

END